UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER



02052874

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934



SEC MAIL PROCESSING
RECEIVED
2002
WASH. D.C.
SECTION

For the six months ended June 30, 2002

O&Y PROPERTIES CORPORATION
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)
Ontario, Canada
(Jurisdiction of incorporation or organization)
Suite 3300, 100 King Street West, Toronto, Ontario, Canada M5X 1B1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

☑ Form 20-F ☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes ☑ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

QUARTERLY REPORT

2

O&Y PROPERTIES CORPORATION

FOR THE SIX MONTHS ENDED JUNE 30, 2002

FINANCIAL HIGHLIGHTS

(in thousands of dollars except per share amounts)

	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
Funds from operations	$ 13,422	$ 8,106	$ 26,101	$ 19,547
- per share basic	$ 0.29	$ 0.17	$ 0.57	$ 0.40
- per share diluted	$ 0.26	$ 0.15	$ 0.51	$ 0.37
Revenues	$ 71,550	$ 48,385	$ 144,591	$ 121,491
Net income	$ 2,901	$ 6,066	$ 4,138	$ 8,398
- per share basic	$ 0.04	$ 0.12	$ 0.04	$ 0.15
- per share diluted	$ 0.04	$ 0.11	$ 0.04	$ 0.15

TO OUR SHAREHOLDERS

O&Y Properties Corporation is pleased to report its financial results for the second quarter and six months ended June 30, 2002. Last year, we changed our fiscal year end from January 31 to December 31. Accordingly, the results for the previous year represent the two and five month periods ended June 30, 2001.

The highlights for the quarter included: an increase in funds from operations for both the quarter and year-to-date over the prior year, the completion of the sale of our 1035 – 7th Avenue SW property (formerly Pembina Place) in Calgary to O&Y REIT, the completion of structural work and exterior cladding on the Maritime Life Tower development project and the acquisition of the other 50% interest in our Place de Ville III development site in Ottawa. In addition, subsequent to quarter-end, O&Y REIT has agreed to purchase the remaining 50% interest in its Altius Centre property in downtown Calgary from its co-owner.

"We are pleased with our results for the quarter and year-to-date, as they reflect the success of our initiatives over the past year to unlock shareholder value. Among these is our interest in O&Y REIT, which has proven to be very beneficial, as the REIT continues to grow and, in turn, contribute to our growth. First Canadian Place continues to be a very strong and stable asset with significant long-term value growth potential. In terms of new development, our Maritime Life Tower project is moving towards completion and we are working on getting our downtown Ottawa project off the ground," said Philip Reichmann, Chief Executive Officer.

Funds from operations ("FFO") for the quarter were ahead of the prior year at $13.4 million or $0.29 per share basic ($0.26 per share diluted) compared to $8.1 million or $0.17 per share basic ($0.15 per share diluted). For the year-to-date, FFO was $26.1 million or $0.57 per share basic ($0.51 per share diluted), compared to $19.5 million or $0.40 per share basic ($0.37 per share diluted). Even after adjusting for the shorter reporting period in the prior year, FFO would have exceeded the prior year.

"We had a solid quarter and first six months, as the momentum from our efforts last year continues to be reflected in our results. We look forward to continuing this trend for the remainder of the year," added Frank Hauer, President.

Our Board of Directors today declared the quarterly dividend for the third quarter ended September 30, 2002 of $0.05 per share on our common shares. Payment will be made on October 15 to shareholders of record on September 30, 2002.

O&Y REIT continues to be a strong contributor to our success. The recent acquisitions made by the REIT have generated positive returns to O&Y REIT and therefore to us. O&Y REIT reported financial results for the period ended June 30, 2002 that exceeded its prospectus forecast. This contributed positively to our overall results. We own just over 50% of O&Y REIT's units and received distributions from it during the quarter of $4.6 million, adding to our strong cash flow.

We completed our redevelopment and repositioning of 1035 – 7th Avenue SW in Calgary (formerly Pembina Place) and have sold it to O&Y REIT. In addition, subsequent to quarter-end, O&Y REIT has agreed to purchase the remaining 50% interest in Altius Centre, a 305,000 square foot property in downtown Calgary from its co-owner. Both of these acquisitions will enhance the REIT's portfolio and represent solid investments for O&Y REIT.

First Canadian Place, one of our core holdings, continued to contribute to our strong cash flows, as occupancy remained high at 96% for the office tower.

On the Maritime Life Tower development project, we have completed the structural work and exterior cladding on the building. Finishing work is currently underway on the main lobby and we expect work on the exterior walkways and paving to begin shortly. In addition, tenant improvement work will begin in November, as scheduled. We continue to be on time and on budget with the project.

In addition, we acquired the remaining 50% interest in the Place de Ville III development site from our joint venture partners. The total purchase price was $7.1 million, satisfied through the assumption of a $2.6 million mortgage and $4.5 million in cash. We are one of a few companies bidding on a tender to build 300,000 square feet of new space for the federal government. The Place de Ville III site can accommodate a 500,000 square-foot complex. If successful, our intention would be to build a 300,000 square foot building for the government, and a second 200,000 square foot building for other tenants. However, even without securing the tender, we will attempt to pre-lease enough of the smaller building to get the first phase of the project underway, and allow the larger second phase to follow later.

During the quarter, we renewed our normal course issuer bid for our convertible debentures and bought back $1.4 million par value of convertible debentures at a cost of $1.2 million. For the year-to-date, under both our share and convertible debenture normal course issuer bid programs, we have repurchased 37,300 shares at an average cost of $5.17 per share and $3.4 million par value of convertible debentures at a cost of $2.8 million. We still feel that our shares are trading at a significant discount to net asset value – particularly so, now that we have implemented our REIT strategy, have significant cash in the bank and a solid platform for future growth.

Our 2001 Annual Report is available on SEDAR. We encourage you to review our Annual Report in conjunction with this interim report for a comprehensive and up-to-date discussion of our Company's activities and financial results or visit our Web site at www.oyp.com.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the quarter ended June 30, 2002, funds from operations ("FFO") for both the quarter and year-to-date were ahead of the prior year at $13.4 million or $0.29 per share basic ($0.26 per share diluted) and $26.1 million or $0.57 per share basic ($0.51 per share diluted), compared to $8.1 million or $0.17 per share basic ($0.15 per share diluted) and $19.5 million or $0.40 per share basic ($0.37 per share diluted) for the two and five months in the prior year.

Excluding the impact of the shorter reporting period, FFO for the quarter and year-to-date would still be ahead of the prior year, due to strong net rental income, lower financing expense and lower current income tax expense, partly offset by higher corporate expenses and system implementation costs.

Under relevant accounting standards, FFO is calculated as if we own 100% of O&Y REIT. If we calculate FFO on a proportionate basis, FFO for the quarter and year-to-date would be $9.0 million or $0.19 per share basic ($0.18 per share diluted) and $17.7 million or $0.36 per share basic ($0.35 per share diluted).

These figures have been derived as follows:

(in thousands of dollars except per share amounts)	THREE MONTHS ENDED MARCH 31, 2002	THREE MONTHS ENDED JUNE 30, 2002	SIX MONTHS ENDED JUNE 30, 2002
O&Y Properties Corporation consolidated FFO	$ 12,679	$ 13,422	$ 26,101
Less: O&Y REIT FFO	(9,142)	(10,129)	(19,271)
Add back elimination of Maritime Life Tower loan interest	1,086	1,098	2,184
Add back elimination of intercompany leasing fees	–	200	200
FFO attributable to all other sources	4,623	4,591	9,214
Proportionate consolidation of O&Y REIT FFO (50.10%)	4,580	5,075	9,655
Eliminate proportionate share of Maritime Life Tower loan interest	(544)	(550)	(1,094)
Eliminate proportionate share of intercompany leasing fees	–	(100)	(100)
O&Y PROPERTIES CORPORATION PROPORTIONATELY CONSOLIDATED FFO	$ 8,659	$ 9,016	$ 17,675
– PER SHARE BASIC	$ 0.18	$ 0.19	$ 0.36
– PER SHARE DILUTED	$ 0.17	$ 0.18	$ 0.35

The decrease from the prior year on a fully consolidated basis is a result of the dilutive impact of significant cash balances on hand. With this capital available to reinvest, as well as our ability to access capital in the future, we are well positioned for growth. The increase from the first quarter was due to O&Y REIT's recent property acquisitions.

Funds from operations for the second quarter were ahead of the first quarter of $12.7 million or $0.28 per share basic ($0.25 per share diluted). This positive variance is mainly due to higher rental property revenues due to the addition of O&Y REIT's Edmonton and Calgary acquisitions.

NET RENTAL INCOME

Net rental income for the O&Y REIT properties before consolidation and other adjustments for the quarter was $14.0 million, compared to $8.7 million in the prior year. For the six months ended June 30, 2002, net rental income was $27.3 million, compared to $21.8 million in the prior year. Even after adjusting for the shorter reporting period in the prior year, net rental income for the O&Y REIT properties was ahead of the prior year. The positive variance is largely due to growth in income from the portfolio, the addition of the REIT's newly acquired Edmonton and Calgary properties, partly offset by higher property management fee expense as a result of the property management contract with O&Y REIT. Excluding the impact of these items, net rental income on a "same-store" basis was as follows:

(in thousands of dollars)	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
Net rental income as reported	$ 14,049	$ 8,687	$ 27,323	$ 21,819
Adjustments				
Increase in property management fee expenses		(223)		(556)
Edmonton & Calgary acquisitions	(763)		(962)	
NET RENTAL INCOME ON A COMPARABLE BASIS	$ 13,286	$ 8,464	$ 26,361	$ 21,263

After adjusting for the impact of these items and the shorter reporting period, net rental income on a "same-store" basis increased over the prior year, by 5% quarter over quarter and 3% year-to-date over year-to-date, primarily as a result of strong leasing activity in Calgary.

Net rental income for the O&Y REIT portfolio for the second quarter of $14.0 million was higher than the $13.3 million recorded in the first quarter, due to the newly acquired Edmonton and Calgary properties, as we recognized a full quarter of rental income from the Edmonton properties and one month from 1035 – 7th Avenue SW (formerly Pembina Place) in Calgary.

For the three months ended June 30, 2002, approximately 178,000 square feet of leases expired at an average rate of $10.01 per square foot in the O&Y REIT portfolio. During the same period, about 146,000 square feet was leased at an average rate of $11.25 per square foot. For the year-to-date, approximately 252,000 square feet expired at an average rate of $9.77 per square foot and 215,000 square feet was leased at a rate of $11.66 per square foot. The overall occupancy of the portfolio was 92.7% at June 30, 2002, at an average in place rate of $12.72 per square foot. This compares to 93.3% at March 31, 2002, at an average rate of $12.55 per square foot and 93.1% at June 30, 2001, at an average rate of $12.51 per square foot. While occupancy was marginally lower than our occupancy at March 31, 2002, in place rents were higher. This decrease in occupancy was due to slightly lower occupancy rates in the Calgary portfolio. The drop in occupancy compared to a year ago was due to the inclusion of the Edmonton acquisitions, with a combined weighted average occupancy of 83%. Excluding these acquisitions, occupancy would have been 93.4% at June 30, 2002.

For the remainder of the year, approximately 329,000 square feet is expiring at an average rate of $11.68 per square foot. Of this, 143,000 square feet has been renewed or is in the final stages of renewal at an average rate of $14.68 per square foot, compared to the average rate at expiry of $15.17 per square foot. In addition, agreements are in place for an additional 103,000 square feet of new leases over the remainder of the year, at an average rate of $13.63 per square foot.

Net rental income from First Canadian Place before consolidation and other adjustments for the quarter and year-to-date was $10.1 million and $21.0 million, compared to $7.0 million and $17.4 million for the two and five months in the prior year. For the quarter, although strong leasing activity pushed revenues ahead of last year on a same period basis, a prior year recoveries adjustment has more than offset this. For the year-to-date, net rental income would have been slightly ahead of the prior year even after factoring in the impact of the shorter reporting period. This was the result of strong leasing activity, as well as a prior year realty tax adjustment.

Net rental income from First Canadian Place before consolidation and other adjustments was lower at $10.1 million for the quarter compared to $10.9 million for the first quarter. This negative variance was due to an increase in the vacancy rate from 2% to 4% in the second quarter.

During the quarter, approximately 58,000 square feet of leasing activity on office space at First Canadian Place was completed at $28.84 per square foot. Lease expiries for the same period were 115,000 square feet at an average rate at expiry of $29.34 per square foot. For the year-to-date, approximately 85,000 square feet of leasing activity on office space has been completed at an average net rental rate of $29.73 per square foot. Lease expiries during the period totalled 142,000 square feet that had an average rate at expiry of $25.57 per square foot. Overall occupancy for First Canadian Place remained high at 96%.

Net rental income for both the O&Y REIT properties and First Canadian Place after consolidation and other adjustments for the quarter and year-to-date was $24.7 million and $48.7 million, compared to $16.3 million and $40.1 million for the two and five months in the prior year.

REAL ESTATE SERVICES

Real estate services income before consolidation and other adjustments for the quarter and year-to-date was $2.4 million and $4.2 million, compared to $1.6 million and $3.8 million for the two and five months in the prior year. The positive variance is largely due to the shorter reporting period in the prior year. Excluding the impact of the shorter prior year period, real estate services income would have been slightly behind that of the prior year for both the quarter and year-to-date as a result of lower revenues due to the loss of the RioCan contract late last year, as previously announced. Compared to the first quarter, real estate services income was ahead by $0.6 million due, in part, to increased transactional activity.

Our real estate services business is currently undergoing a restructuring initiative that includes the upgrading of our current technology and the implementation of an enterprise resource planning (ERP) system that will help streamline processes and provide a higher level of customer service. For the quarter and year-to-date, $0.8 million and $1.4 million were expensed as system implementation costs in the statement of earnings.

Subsequent to quarter-end, we have secured new contracts for 2.5 million square feet of office and retail space.

FINANCING EXPENSE

Financing expense for the quarter and year-to-date was $8.8 million and $17.7 million, compared to $6.8 million and $17.5 million in the prior year. This negative variance is due to the shorter reporting period in the prior year. Excluding the impact of the shorter prior year period, financing expense would have been lower than the prior year. This is largely a result of the repayment of $43 million of debt in 2001, as well as lower interest rates on floating rate debt, partly offset by the addition of interest expense on the two new mortgages for the REIT's Edmonton acquisitions. Financing expense for the quarter of $8.8 million was only slightly lower than the first quarter at $8.9 million. Interest capitalized to the Maritime Life Tower development project for the quarter and year-to-date amounted to $1.2 million and $2.1 million.

CORPORATE EXPENSES

Corporate expenses for the quarter were $2.7 million, compared to $1.2 million in the prior year. For the year-to-date, corporate expenses were $5.1 million, compared to $2.9 million a year earlier. For both the quarter and year-to-date, corporate expenses increased primarily as a result of the shorter reporting period in the prior year. On a same period basis, corporate expenses for the quarter and year-to-date were still higher compared to the prior year, as a result of the impact of the new public entity costs associated with the formation and administration of O&Y REIT. Compared to the first quarter of this year, corporate expenses were $0.3 million higher. This is due to increased tax compliance and audit costs.

DEPRECIATION AND AMORTIZATION

Total depreciation and amortization recorded for the quarter ended June 30, 2002 was $6.9 million, compared to $5.3 million for the two months a year earlier. For the year-to-date, total depreciation and amortization recorded was $13.2 million, compared to $12.9 million for the five months in the prior year. Adjusting for the shorter reporting period in the prior year, depreciation and amortization decreased compared to a year earlier. This was due to the amortization of goodwill represented by our real estate services contracts. Under new accounting rules relating to goodwill and other intangible assets, goodwill will no longer be subject to amortization as in prior years. Compared to the first quarter, depreciation and amortization was only slightly ahead by $0.6 million.

NET INCOME

For the quarter ended June 30, 2002, we recorded net income of $2.9 million or $0.04 per share basic and diluted, compared to $6.1 million or $0.12 per share basic ($0.11 per share diluted) for the two months in the prior year. On a year-to-date basis, net income was $4.1 million or $0.04 per share basic and diluted, compared to $8.4 million or $0.15 per share basic and diluted for the five months a year earlier. The negative variance relates mainly to two factors, the interest of others in O&Y REIT and the gain on the sale recorded in the prior year on the REIT spin-off. Net income before income taxes and other items for the quarter and year-to-date were ahead of the prior year at $6.9 million and $13.5 million, compared to $3.7 million and $8.8 million for the two and five months in the prior year. After adjusting for the shorter reporting period in the prior year, net income before taxes and other items would still have been ahead of the prior year due to strong net rental income and lower financing expense.

Net income for the quarter was ahead of the first quarter of this year at $2.9 million or $0.04 per share basic and diluted, compared to $1.2 million or nil per share basic and diluted. This positive variance is mainly due to higher rental property income due to the addition of O&Y REIT's Edmonton and Calgary acquisitions and a large current income tax recovery recorded as a result of additional tax savings on the O&Y REIT transaction, adjusted for during the 2001 tax return process.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter and year-to-date, we spent $1.8 million and $3.0 million on capital expenditures on rental properties, compared to $2.4 million and $4.9 million for the two and five month periods in the prior year. We also spent $3.5 million on tenant inducements and leasing costs during the quarter, compared to $0.3 million for the two months in the prior year. On a year-to-date basis, we spent $4.0 million on tenant inducements and leasing costs, compared to $1.1 million for the five months in the prior year. Our cash position remains strong. We have a large treasury of $48.4 million, of which $11.7 million is held, in part, pursuant to the terms of joint venture arrangements and in part, under the terms of various debt agreements. Also included in cash and cash equivalents at June 30, 2002 is $6.8 million held by O&Y REIT. We have a strong balance sheet with a debt-to-equity ratio of 1.31:1. Our EBITDA coverage ratio for the six months ended June 30, 2002 was 2.51:1.

During the quarter, we spent $13.1 million on our Maritime Life Tower development project in Toronto and for the year-to-date, we have spent $25.1 million.

Distributions paid to us by O&Y REIT amounted to $4.6 million in the quarter and $8.8 million for the year-to-date. Distributions to other unitholders amounted to $4.5 million for the quarter and $7.2 million for the year-to-date.

During the quarter, $2.0 million in dividends were paid to shareholders, as a result of the introduction of our quarterly dividend policy. Another $2.0 million was declared for the second quarter and paid on July 15, 2002.

ACQUISITIONS

Following our redevelopment, repositioning and re-leasing of 1035 - 7th Avenue SW, Calgary, we sold it to O&Y REIT in June 2002. Currently, the building is 93.5% leased, with the two major tenants being SNC Lavalin and AltaLink. The unlevered yield on the acquisition is 10.5%. The acquisition was financed through a combination of cash on hand and $8.0 million drawn from O&Y REIT's operating/acquisition facility. Currently, O&Y REIT has not placed any mortgage debt on this property. Once financed, the levered yield on equity from this acquisition is expected to exceed 15%. This acquisition again demonstrates the benefits of the unique relationship between O&Y REIT and O&Y Properties.

Subsequent to quarter-end, O&Y REIT has agreed to acquire the remaining 50% interest in the Altius Centre property from its co-owner for $32.5 million. Altius Centre is a 31-storey, 305,000 square foot office tower located in downtown Calgary. The unlevered yield on the acquisition is 9.25%. The acquisition will be financed through the assumption of the existing debt on the property of $16.2 million, with the balance financed through O&Y REIT's operating/acquisition facility. Based on the debt assumed, which carries a rate of 6.63%, the levered yield on equity is approximately 12%. The transaction is expected to close by the end of October 2002.

In addition, we acquired the remaining 50% interest in the Place de Ville III development site from our joint venture partners. The total purchase price was $7.1 million, satisfied through the assumption of a $2.6 million mortgage and $4.5 million in cash.

OUTLOOK

We continue to see strong results, as O&Y REIT continues to be a strong contributor to our cash flow. First Canadian Place also continues to perform well and record strong operating results. Our Maritime Life Tower development project is taking shape quickly, as we look forward to its completion later this year. Place de Ville III in Ottawa represents our next development opportunity, once we have our pre-leasing in place or secure the government tender. In addition, we are pursuing several other, earlier-stage development opportunities. Our strong capital base will enable us to advance these projects, always with a cautious and disciplined approach, before committing to development. Finally, through our interest in O&Y REIT, we continue to seek out accretive acquisition opportunities that will contribute to our growth moving forward.



PHILIP REICHMANN
Chief Executive Officer



FRANK HAUER
President

Toronto, Ontario
August 14, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands of dollars)

	NOTES		JUNE 30, 2002		DECEMBER 31, 2001
			(unaudited)		(audited)
ASSETS					
Rental properties	3	$	1,033,620	$	1,008,308
Properties under development			84,565		62,016
Land held for development			13,262		5,687
Goodwill and intangible assets	2		20,507		28,547
Amounts receivable			16,051		11,990
Deferred costs and other assets	4		37,999		31,957
Cash, cash equivalents and short-term investments	5		48,425		100,065
		$	1,254,429	$	1,248,570
LIABILITIES					
Secured debt	6	$	530,082	$	525,265
Accounts payable and accrued liabilities			77,170		67,229
Income taxes payable			–		22,882
Future income taxes			53,223		57,663
Debentures, notes and preferred shares, liability component			13,537		16,779
			674,012		689,818
INTEREST OF OTHERS IN O&Y REIT			166,867		144,072
SHAREHOLDERS' EQUITY					
Debentures, notes and preferred shares, equity component			112,726		112,202
Common shares			232,128		232,237
Retained earnings			66,774		69,154
Contributed surplus	9		1,922		1,087
			413,550		414,680
		$	1,254,429	$	1,248,570

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
(in thousands of dollars except per share amounts)

	NOTES	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
REVENUES					
Rental property		$ 57,937	$ 38,372	$115,994	$ 94,686
Real estate services		13,613	10,013	28,597	26,805
		71,550	48,385	144,591	121,491
EXPENSES					
Rental property operating expenses and taxes		27,659	17,933	54,719	44,616
Ground rent and entitlements		5,567	4,189	12,529	9,982
Real estate services		12,190	9,241	26,322	24,819
		45,416	31,363	93,570	79,417
RENTAL AND REAL ESTATE SERVICES INCOME		26,134	17,022	51,021	42,074
Financing expense	6	8,781	6,840	17,728	17,456
Corporate expense		2,706	1,188	5,097	2,938
System implementation costs		785	–	1,435	–
Depreciation of rental properties	3	3,982	2,789	7,866	6,934
Amortization of real estate services contracts	2	245	1,063	485	2,666
Other depreciation and amortization	4	2,693	1,460	4,861	3,328
		19,192	13,340	37,472	33,322
INCOME BEFORE THE UNDERNOTED ITEMS		6,942	3,682	13,549	8,752
Interest of others in O&Y REIT		(3,818)	–	(7,191)	–
Other items	9	(298)	2,232	(683)	2,232
		(4,116)	2,232	(7,874)	2,232
NET INCOME BEFORE TAXATION		2,826	5,914	5,675	10,984
Current income tax recovery (expense)		2,476	(14,006)	2,875	(14,619)
Future income tax recovery (expense)		(2,401)	14,158	(4,412)	12,033
		(75)	152	(1,537)	(2,586)
NET INCOME FOR THE PERIOD		2,901	6,066	4,138	8,398
Retained earnings, beginning of the period		67,142	64,533	69,154	63,372
Dividends		(2,033)	–	(4,065)	–
Accretion on equity component of debentures, notes and preferred shares, net of tax		(1,236)	(803)	(2,453)	(1,974)
RETAINED EARNINGS, END OF PERIOD		$ 66,774	$ 69,796	$ 66,774	$ 69,796
EARNINGS PER COMMON SHARE					
BASIC	7	$ 0.04	$ 0.12	$ 0.04	$ 0.15
DILUTED	7	$ 0.04	$ 0.11	$ 0.04	$ 0.15

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF FUNDS FROM OPERATIONS

(unaudited)

Inflows (outflows) (in thousands of dollars except per share amounts)

	NOTES	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
Net income for the period		$ 2,901	$ 6,066	$ 4,138	$ 8,398
NON-CASH ITEMS:					
Depreciation and amortization of tenant inducements, leasing costs and real estate services contracts		6,418	4,855	12,241	11,839
Future income tax expense (recovery)		2,401	(14,158)	4,412	(12,033)
Interest of others in O&Y REIT		3,818	–	7,191	–
		12,637	(9,303)	23,844	(194)
NON-OPERATING ITEMS, NET OF CURRENT TAX:					
Loss on repurchase of convertible debentures, net of current tax benefit $116 (six months ended June 30, 2002 – $266)	9	182	–	417	–
Non-operating current tax adjustments		(2,298)	–	(2,298)	–
Gain on disposition of rental properties, net of current tax expense of $ nil (periods ended June 30, 2001 – $13,575).	9	–	11,343	–	11,343
		(2,116)	11,343	(1,881)	11,343
FUNDS FROM OPERATIONS		$ 13,422	$ 8,106	$ 26,101	$ 19,547
FUNDS FROM OPERATIONS PER COMMON SHARE					
BASIC	7	$ 0.29	$ 0.17	$ 0.57	$ 0.40
DILUTED	7	$ 0.26	$ 0.15	$ 0.51	$ 0.37

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited)

Inflows (outflows) (in thousands of dollars)

	NOTES	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
OPERATING ACTIVITIES					
Funds from operations		$ 13,422	$ 8,106	$ 26,101	$ 19,547
Amortization of deferred financing costs and recoverable capital expenditures		502	457	971	1,089
Net change in operating working capital		413	19,471	(6,608)	11,499
Current tax benefit (expense) on other items		2,414	(13,575)	2,564	(13,575)
Tenant inducements and leasing costs		(3,520)	(263)	(4,022)	(1,132)
Recoverable capital expenditures		(1,194)	(843)	(1,664)	(1,137)
		12,037	13,353	17,342	16,291
Payment of income taxes		(574)	(1,089)	(24,552)	(3,155)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		11,463	12,264	(7,210)	13,136
FINANCING ACTIVITIES					
Construction financing		14,046	–	23,809	–
Regular principal repayments		(2,786)	(4,031)	(5,435)	(9,822)
Debt repaid from proceeds of asset dispositions and equity offering of subsidiary		–	(43,036)	–	(43,036)
Other debt repaid		(22,857)	(1,925)	(28,857)	(1,925)
Debentures, notes and preferred share payments		(2,754)	(2,950)	(3,480)	(2,950)
Repurchase of common shares for cancellation		–	–	(229)	–
Common shares issued on exercise of options		120	–	120	–
Repurchase of convertible unsecured subordinated debentures		(1,237)	–	(2,840)	–
Dividends paid		(2,032)	–	(2,032)	–
Proceeds from equity offering of subsidiary, net		–	–	24,325	–
Distribution paid to other unitholders in O&Y REIT		(4,526)	–	(7,152)	–
CASH USED IN FINANCING ACTIVITIES		(22,026)	(51,942)	(1,771)	(57,733)
INVESTMENT ACTIVITIES					
Maturities of short-term investments		–	–	44,495	–
Expenditures on rental properties		(609)	(1,554)	(1,329)	(3,755)
Expenditures on furniture, fixtures and equipment		(1,128)	(32)	(3,251)	(163)
Expenditures on properties under development		(13,301)	(2,221)	(25,290)	(6,593)
Expenditures on land held for development		(246)	12	(441)	(31)
Proceeds from equity offering of subsidiary, net		–	140,122	–	140,122
Acquisition of rental properties, net of mortgage assumed	3	–	–	(7,722)	–
Acquisition of land held for development	1(b)	(4,534)	–	(4,534)	–
Other		(327)	(255)	(92)	11
CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(20,145)	136,072	1,836	129,591
INFLOWS (OUTFLOWS) OF CASH AND CASH EQUIVALENTS DURING THE PERIOD		(30,708)	96,394	(7,145)	84,994
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		79,133	27,451	55,570	38,851
CASH AND CASH EQUIVALENTS – END OF PERIOD	7	$ 48,425	$ 123,845	$ 48,425	$ 123,845
Supplementary cash flow information					
Cash paid for interest		*$ 12,845*	*$ 9,823*	*$ 23,278*	*$ 21,012*

See accompanying notes to consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002
(unaudited)
(all tabular amounts stated in thousands of dollars unless otherwise noted)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) General

The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are also in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"). These financial statements are consistent with those used in the annual consolidated financial statements except for the changes in accounting policies referred to below. They do not include all the information and disclosure required by Canadian GAAP for annual financial statements, and should be read in conjunction with the annual consolidated financial statements.

During the eleven months ended December 31, 2001, the Company changed its fiscal year end from January 31 to December 31. Accordingly the comparative figures presented in the consolidated statements of earnings and retained earnings, funds from operations and cash flow are for the two month and five month periods ended June 30, 2001, respectively.

(b) Consolidation

The consolidated financial statements include the accounts of O&Y Properties Corporation, its subsidiaries and joint ventures, of which the major ones are:

ENTITIES	INTEREST HELD ON JUNE 30, 2002	ACCOUNTING METHOD
O&Y Properties Inc.	100%	Consolidation
O&Y FPT Inc.	100%	Consolidation
O&Y Properties (Alberta) Inc.	100%	Consolidation
O&Y Real Estate Investment Trust	50.1%	Consolidation
O&Y CB Richard Ellis Facilities Management	60%	Proportionate consolidation
Purdy's Wharf	50%	Proportionate consolidation
Altius Centre	50%	Proportionate consolidation
Enbridge Tower	50%	Proportionate consolidation
Canadian Western Bank Building	50%	Proportionate consolidation

The interest of other O&Y Real Estate Investment Trust ("O&Y REIT") unitholders, other than O&Y Properties Corporation, in O&Y REIT are presented in these consolidated financial statements as "Interest of others in O&Y REIT".

On March 26, 2002, O&Y REIT completed a private placement of 4,619,465 units at $10.85 per unit, for total proceeds of $49,295,000, net of issue costs. O&Y Properties Corporation exercised its maintenance right by subscribing to 2,314,465 units representing 50.1% of the issue. The amount recorded in "Interest of Others in O&Y REIT" has been increased by the amount of the issue subscribed to by parties other than O&Y Properties Corporation and affiliates.

In May 2002, the Company purchased the remaining 50% interest in Place de Ville III, a development property in Ottawa, from its two joint venture partners, one of which is a minority limited partner in RHHI Limited Partnership ("RHHI LP"). RHHI LP owns approximately 45% of the common shares of the Company. The total purchase price of $7.1 million was satisfied through the assumption of a mortgage of $2.6 million and $4.5 million in cash.

2. CHANGES IN ACCOUNTING POLICIES

(a) Goodwill and intangible assets

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding goodwill and other intangible assets (the "new standard"). Under the new standard, goodwill and other intangibles with an indefinite life are not amortized but are tested for impairment annually, as well as within 6 months of adopting the new standard.

As a result of the adoption of this new standard, management has undertaken a review of the allocation of the amount shown as real estate services contracts in the Company's financial statements as at December 31, 2001 as it relates to real estate services businesses acquired in prior years. It has been determined, by reference to the estimated fair value at the date of acquisition, that $24.3 million represents unamortized goodwill and $4.3 million represents unamortized real estate services contracts on that date. The portion allocated to goodwill has an indefinite life and, therefore, will no longer be amortized in accordance with the new standard. The portion allocated to real estate services contracts will continue to be amortized over its remaining estimated useful life.

As a result of the application of this new standard, the difference between the carrying value of the goodwill and the amounts deductible in future periods in calculating taxable income now are considered a permanent difference between accounting income and taxable income. Therefore, the Company's future income tax liability has been reduced by $7.6 million with an offsetting reduction in the goodwill amount.

The following table details changes in the balance sheet accounts since December 31, 2001 in connection with the application of this new standard:

	REAL ESTATE SERVICE CONTRACTS	GOODWILL	TOTAL
Balance, December 31, 2001	$ 28,547	$ –	$ 28,547
Impact of adoption of new standard	(24,265)	24,265	–
Future income taxes	–	(7,555)	(7,555)
Amortization for the six months ended June 30, 2002	(485)	–	(485)
BALANCE, JUNE 30, 2002	$ 3,797	$ 16,710	$ 20,507

The following table details the impact on net income and earnings per share for the three months ended April 30, 2001 and the eleven months ended December 31, 2001 had the portion allocated to goodwill not been amortized in the previous reporting periods.

	TWO MONTHS ENDED JUNE 30, 2001	FIVE MONTHS ENDED JUNE 30, 2001	ELEVEN MONTHS ENDED DECEMBER 31, 2001
Net income as reported	$ 6,066	$ 8,398	$ 10,239
Add: Amortization of goodwill	904	2,267	5,871
Less: Future income tax reduction	(370)	(929)	(2,407)
ADJUSTED NET INCOME	$ 6,600	$ 9,736	$ 13,703
ADJUSTED PER SHARE AMOUNTS:			
BASIC EARNINGS PER SHARE	$ 0.14	$ 0.18	$ 0.22
DILUTED EARNINGS PER SHARE	$ 0.12	$ 0.18	$ 0.22

There would be no change to the previously reported funds from operations or funds from operations per share amounts.

(b) Stock-based compensation

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation. These recommendations are consistent with the Company's existing accounting practices, except that the Company will, by way of note disclosure, be disclosing the pro forma impact on compensation expense and net income as if the fair value of stock options granted on or after January 1, 2002 was recorded as an expense in the income statement. There were no grants of options during the six-month period ended June 30, 2002. The proforma disclosure applies only to the effect of awards granted after January 1, 2002 in accordance with the new recommendations.

3. RENTAL PROPERTIES

	JUNE 30, 2002	DECEMBER 31, 2001
Land	$ 195,832	$ 191,401
Buildings and improvements	874,106	845,359
	1,069,938	1,036,760
Less accumulated depreciation	(36,318)	(28,452)
	$ 1,033,620	$ 1,008,308

In June 2002, O&Y REIT purchased Pembina Place, previously a property under development, from a subsidiary of OYPC. Pembina Place is now classified with rental properties as the redevelopment is complete. The property's revenues and operating expenses are included in the statement of earnings from June 1, 2002.

In March 2002, O&Y REIT acquired a 50% interest in two rental properties in Edmonton, Alberta from an unrelated party. The purchase price was $22.1 million. After mortgages of $12.7 million and working capital adjustments, the net cash outlay for the transaction was $7.7 million.

4. DEFERRED COSTS AND OTHER ASSETS

	JUNE 30, 2002	DECEMBER 31, 2001
Tenant inducements and leasing costs	$ 18,858	$ 14,836
Recoverable capital expenditures	9,176	7,512
Deferred financing costs	10,231	10,118
Less accumulated amortization	(12,460)	(9,371)
	25,805	23,095
Furniture, fixtures and equipment, net of accumulated depreciation of $5,200 (December 31, 2001 – $5,265)	9,044	7,177
Prepaid expenses and other	3,150	1,685
	$ 37,999	$ 31,957

Other depreciation and amortization consists of the following:

	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
Amortization of tenant inducements and leasing costs	$ 975	$ 592	$ 2,118	$ 1,430
Amortization of recoverable capital expenditures	168	165	312	396
Amortization of deferred financing costs	334	292	659	693
Depreciation and amortization of furniture, fixtures and equipment and other items	1,216	411	1,772	809
	$ 2,693	$ 1,460	$ 4,861	$ 3,328

5. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Included in cash and cash equivalents at June 30, 2002 is $11.7 million (December 31, 2001 – $13.9 million) held, in part, pursuant to the terms of joint venture arrangements and, in part, under the terms of various debt agreements, including a trust indenture governing an issue of bonds. Also included in cash and cash equivalents is $6.8 million (December 31, 2001 – $7.3 million) held by O&Y REIT.

6. SECURED DEBT

	Interest Rates at June 30, 2002 Range %–%	Weighted Average %	Maturing in Years Ending December 31	Total June 30, 2002
O&Y REIT:				
Fixed rate mortgages	5.98% – 7.81%	7.27%	2002 – 2011	$ 200,601
Bank loan	Prime + 0.85%	5.10%	2003	8,000
				208,601
O&Y FPT INC.:				
First Mortgage Bonds	8.06%	8.06%	2009	287,292
OTHER SECURED DEBT:				
Construction financing	Prime + 1.5%	5.75%	2004	28,989
Mortgage on land held for development	10.00%	10.00%	2002	5,200
				$ 530,082

	Interest Rates at December 31, 2001 Range %–%	Weighted Average %	Maturing in Years Ending December 31	Total December 31, 2001
O&Y REIT:				
Fixed rate mortgages	5.98% – 7.81%	7.33%	2002 – 2011	$ 198,847
Bank loan	B.A. + 1.85%	4.01%	2003	28,600
				227,447
O&Y FPT INC.:				
First Mortgage Bonds	8.06%	8.06%	2009	290,038
OTHER SECURED DEBT:				
Construction financing	Prime + 1.5%	5.5%	2004	5,180
Mortgage on land held for development	10.00%	10.00%	2002	2,600
				$ 525,265

Subsequent to June 30, 2002 the mortgage on land held for development was repaid in full.

Fixed rate mortgages of O&Y REIT are due as follows:

Years Ending December 31	Principal Installment Payments	Balance Maturing	Total	Weighted Average Interest Rate on Debt Maturing
2002	$ 2,879	$ 4,086	$ 6,965	6.80%
2003	10,944	18,167	29,111	6.62%
2004	11,697	–	11,697	–
2005	6,348	57,071	63,419	7.61%
2006	4,294	6,059	10,353	5.98%
Thereafter	11,219	67,837	79,056	7.25%
	$ 47,381	$ 153,220	$ 200,601	7.27%

O&Y REIT has an $80 million operating/acquisition facility with two Canadian Chartered Banks which matures in August 2003. The facility is secured by a pool of rental property assets. Interest is at the rate of Bankers' Acceptances ("BA") plus 1.85% (for BA loans) or prime plus 0.85% (for prime-based loans). O&Y REIT pays a standby fee of 0.4% per annum on the undrawn amount of the facility. The amount outstanding at June 30, 2002 is a prime-based loan. The interest rate on the amount outstanding at June 30, 2002 was 5.10%.

O&Y FPT Inc. first mortgage bonds are secured under a bond indenture by a fixed and floating charge and security interest on all assets of O&Y FPT Inc., including its interest in First Canadian Place. The first mortgage bonds are due as follows:

YEARS ENDING DECEMBER 31	PRINCIPAL INSTALLMENT PAYMENTS	BALANCE MATURING	TOTAL
2002	$ 2,857	$ –	$ 2,857
2003	6,064	–	6,064
2004	6,563	–	6,563
2005	7,102	–	7,102
2006	7,686	–	7,686
Thereafter	27,063	229,957	257,020
	$ 57,335	$ 229,957	$ 287,292

The Company has an $82.7 million construction financing facility on the Maritime Life Tower development project, having met the required pre-leasing condition. Interest is payable monthly at prime plus 1.5% and the facility matures in June 2004. The Company has the option to pre-pay the amounts borrowed under the facility at any time.

Substantially all of the Company's real estate assets have been pledged as security under the various debt agreements.

Financing expense is recorded net of the following items:

	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
Interest income on cash, cash equivalents and short-term investments	$ 368	$ 213	$ 686	$ 474
Interest capitalized to property under development	1,184	420	2,148	956
	$ 1,552	$ 633	$ 2,834	$ 1,430

7. PER SHARE AMOUNTS

The following tables set forth the computation of per share amounts:

BASIC AND DILUTED EARNINGS PER SHARE	THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
(i) Basic earnings				
Net income for the period	$ 2,901	$ 6,066	$ 4,138	$ 8,398
Accretion on equity component of convertible securities, net of tax	(1,236)	(803)	(2,453)	(1,974)
NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 1,665	$ 5,263	$ 1,685	$ 6,424
(ii) Diluted Earnings				
Net income available to common shareholders	$ 1,665	$ 5,263	$ 1,685	$ 6,424
Accretion on equity component of convertible securities, net of tax	–	803	–	158
Imputed interest on liability component of convertible securities, net of tax	–	166	–	77
DILUTED NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	$ 1,665	$ 6,232	$ 1,685	$ 6,659
(iii) Denominator				
Weighted average shares outstanding for basic per share amounts	40,636	42,603	40,638	42,603
Unexercised options and deferred share units	493	263	412	255
Convertible securities	–	12,090	–	1,575
DENOMINATOR FOR DILUTED NET INCOME AVAILABLE TO COMMON SHAREHOLDERS	41,129	54,956	41,050	44,433
BASIC EARNINGS PER SHARE	$ 0.04	$ 0.12	$ 0.04	$ 0.15
DILUTED EARNINGS PER SHARE	$ 0.04	$ 0.11	$ 0.04	$ 0.15

BASIC AND DILUTED FUNDS FROM OPERATIONS PER SHARE		THREE MONTHS ENDED JUNE 30, 2002		TWO MONTHS ENDED JUNE 30, 2001		SIX MONTHS ENDED JUNE 30, 2002		FIVE MONTHS ENDED JUNE 30, 2001
(i) Funds from operations								
Funds from operations for the period	$	13,422	$	8,106	$	26,101	$	19,547
Imputed interest on liability component of convertible securities		263		254		525		624
Interest due on convertible securities		(1,726)		(1,284)		(3,450)		(3,081)
FUNDS FROM OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS	$	11,959	$	7,076	$	23,176	$	17,090
(ii) Diluted funds from operations								
Funds from operations available to common shareholders	$	11,959	$	7,076	$	23,176	$	17,090
Interest due on convertible securities		1,726		1,284		3,450		3,081
DILUTED FUNDS FROM OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS	$	13,685	$	8,360	$	26,626	$	20,171
(iii) Denominator								
Weighted average shares outstanding for basic per share amounts		40,636		42,603		40,638		42,603
Unexercised options and deferred share units		493		263		412		255
Convertible securities		11,464		12,090		11,515		12,090
DENOMINATOR FOR DILUTED FUNDS FROM OPERATIONS AVAILABLE TO COMMON SHAREHOLDERS		52,593		54,956		52,565		54,948
BASIC FUNDS FROM OPERATIONS PER SHARE	$	0.29	$	0.17	$	0.57	$	0.40
DILUTED FUNDS FROM OPERATIONS PER SHARE	$	0.26	$	0.15	$	0.51	$	0.37

The following securities were not included in the diluted per share calculations as the effect would have been anti-dilutive:

	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER OF SHARES IF CONVERTED OR EXERCISED (000s) THREE MONTHS ENDED JUNE 30, 2002	TWO MONTHS ENDED JUNE 30, 2001	SIX MONTHS ENDED JUNE 30, 2002	FIVE MONTHS ENDED JUNE 30, 2001
EARNINGS PER SHARE					
Common share options	$ 8.73	–	863	–	863
Common share options	$ 7.67	565	–	565	–
Convertible unsecured subordinated debentures	$ 11.50	8,070	–	8,070	8,696
Series 1 convertible preferred shares and exchangeable notes, and Series A Convertible debentures	$ 8.25	3,394	–	3,394	1,818
FUNDS FROM OPERATIONS PER SHARE					
Common share options	$ 8.73	–	863	–	863
Common share options	$ 7.67	565	–	565	–

8. SEGMENTED INFORMATION

The Company's operating segments comprise the ownership of rental properties and the provision of real estate services, primarily to third-party commercial property owners.

THREE MONTHS ENDED JUNE 30, 2002	RENTAL PROPERTIES HELD BY O&Y REIT	FIRST CANADIAN PLACE	REAL ESTATE SERVICES	OTHER	INTER-SEGMENT	TOTAL
Real estate assets	$ 540,575	$ 515,925	$ –	$ 97,827	$ (22,880)	$1,131,447
Other assets	104,824	12,808	35,853	36,065	(114,993)	74,557
Secured debt	208,601	287,292	–	34,189	–	530,082
Capital expenditures and *tenant inducements*	2,356	1,008	1,128	15,706	(200)	19,998
Operating revenues	$ 26,600	$ 32,420	$ 15,343	$ (250)	$ (2,563)	$ 71,550
Operating expenses	12,050	17,291	12,920	(152)	(2,260)	39,849
Ground rent and entitlements	501	5,066	–	–	–	5,567
Rental and real estate services income	14,049	10,063	2,423	(98)	(303)	26,134
Depreciation and *amortization*	1,511	3,553	993	863	–	6,920
OPERATING INCOME (LOSS)	$ 12,538	$ 6,510	$ 1,430	$ (961)	$ (303)	$ 19,214

TWO MONTHS ENDED JUNE 30, 2001	RENTAL PROPERTIES NOW HELD BY O&Y REIT	FIRST CANADIAN PLACE	REAL ESTATE SERVICES	OTHER	INTER-SEGMENT	TOTAL
Capital expenditures and tenant inducements	$ 1,852	$ 808	$ 32	$ 2,209	$ –	$ 4,901
Operating revenues	$ 16,833	$ 21,601	$ 11,127	$ 416	$ (1,592)	$ 48,385
Operating expenses	7,833	10,704	9,509	646	(1,518)	27,174
Ground rent and entitlements	313	3,876	–	–	–	4,189
Rental and real estate services income	8,687	7,021	1,618	(230)	(74)	17,022
Depreciation and amortization	1,473	2,446	1,278	115	–	5,312
OPERATING INCOME (LOSS)	$ 7,214	$ 4,575	$ 340	$ (345)	$ (74)	$ 11,710

SIX MONTHS ENDED JUNE 30, 2002	RENTAL PROPERTIES NOW HELD BY O&Y REIT	FIRST CANADIAN PLACE	REAL ESTATE SERVICES	OTHER	INTER-SEGMENT	TOTAL
Capital expenditures and tenant inducements	$ 3,386	$ 1,670	$ 3,251	$ 27,890	$ (200)	$ 35,997
Operating revenues	$ 52,685	$ 65,626	$ 32,022	$ (571)	$ (5,171)	$ 144,591
Operating expenses	24,360	33,137	27,792	447	(4,695)	81,041
Ground rent and entitlements	1,002	11,527	–	–	–	12,529
Rental and real estate services income	27,323	20,962	4,230	(1,018)	(476)	51,021
Depreciation and amortization	2,913	7,029	1,639	1,631	–	13,212
OPERATING INCOME (LOSS)	$ 24,410	$ 13,933	$ 2,591	$ (2,649)	$ (476)	$ 37,809

FIVE MONTHS ENDED JUNE 30, 2001	RENTAL PROPERTIES NOW HELD BY O&Y REIT	FIRST CANADIAN PLACE	REAL ESTATE SERVICES	OTHER	INTER-SEGMENT	TOTAL
Capital expenditures and tenant inducements	$ 4,495	$ 1,529	$ 163	$ 6,624	$ –	$ 12,811
Operating revenues	$ 41,671	$ 53,366	$ 29,302	$ 850	$ (3,698)	$ 121,491
Operating expenses	19,030	26,819	25,479	1,399	(3,292)	69,435
Ground rent and entitlements	822	9,160	–	–	–	9,982
Rental and real estate services income	21,819	17,387	3,823	(549)	(406)	42,074
Depreciation and amortization	3,716	6,062	3,200	(50)	–	12,928
OPERATING INCOME (LOSS)	$ 18,103	$ 11,325	$ 623	$ (499)	$ (406)	$ 29,146

Operating income comprises net income excluding financing expense, corporate expense, system implementation costs, other items, interest of others in O&Y REIT and income tax expense. Other assets exclude cash, cash equivalents and short term investments. Real estate assets includes rental properties, properties under development and land held for development.

Revenues from the Federal Government under various leases exceed 10% of the Company's total revenues and represent approximately $21.7 million of revenues in the rental properties held by O&Y REIT for the six months ended June 30, 2002.

9. OTHER ITEMS

During the six months ended June 30, 2002 , par value of $3,433,000 of convertible subordinate debentures were repurchased for $2,840,000 plus accrued interest of $26,000. Details of the transactions are set out below.

THREE MONTHS ENDED JUNE 30, 2002	LIABILITY COMPONENT	EQUITY COMPONENT	TOTAL
Net book value of the debentures repurchased	$ 120	$ 1,363	$ 1,483
Purchase price	418	819	1,237
Gain (loss), before current income taxes	(298)	544	246
Current income tax recovery (expense)	116	(213)	(97)
GAIN (LOSS), NET OF CURRENT INCOME TAXES	$ (182)	$ 331	$ 149

SIX MONTHS ENDED JUNE 30, 2002	LIABILITY COMPONENT	EQUITY COMPONENT	TOTAL
Net book value of the debentures repurchased	$ 285	$ 3,228	$ 3,513
Purchase price	968	1,872	2,840
Gain (loss), before current income taxes	(683)	1,356	673
Current income tax recovery (expense)	266	(521)	(255)
GAIN (LOSS), NET OF CURRENT INCOME TAXES	$ (417)	$ 835	$ 418

As the debentures are segregated into debt and equity components on the balance sheet, the purchase price was allocated to the components at the date of repurchase. The allocation of the purchase price was determined by a measure of the respective fair values of the components at the date of repurchase. The net loss on the liability component resulted in a charge to net income. The net gain on the equity component resulted in an increase in contributed surplus.

During the two months ended June 30, 2001 the Company realized a gain of $2,232,000 on the transfer of certain rental properties to O&Y REIT. Current income tax expense associated with this transaction was $13,575,000.

10. SUBSEQUENT EVENT

Subsequent to June 30, 2002, O&Y REIT agreed to purchase the remaining 50% interest in the Altius Centre, a rental property in Calgary, Alberta, for $32.5 million.

11. COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the presentation for the current period.

CORPORATE INFORMATION

O&Y PROPERTIES CORPORATION

1 First Canadian Place
Suite 3300, P.O. Box 72
Toronto, Ontario
M5X 1B1
Telephone: (416) 862-6900
Fax: (416) 862-6904

STOCK EXCHANGE LISTING

Toronto Stock Exchange (TSE)

STOCK TRADING SYMBOL

Common Shares: OYP
Convertible Debentures: OYP.DB

INVESTOR RELATIONS

(for investor relations enquiries)
contact investor relations at
416-862-6900 x6098
Toll free: 1-866-583-6098
e-mail: ir@oyp.com
Web site: www.oyp.com

SHARE TRANSFER AGENT AND REGISTRAR

(for change of address, registration or other shareholder enquiries)
CIBC Mellon Trust Company
Toll free throughout North America:
1-800-387-0825
e-mail: inquiries@cibcmellon.ca

AUDITORS

Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances, new information or the occurrence of future events or circumstances.


O&Y PROPERTIES
CORPORATION

www.oyp.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2002

O&Y PROPERTIES CORPORATION



By: ______________________

Name: Randy B. Northey

Title: Senior Vice-President,
General Counsel and Secretary